

THE STEPHAN COMPANY

Quality Hair Preparations for Men & Women Since 1897

1850 W. McNAB ROAD, FT. LAUDERDALE, FLORIDA 33309

Telephone (954) 971-0600   Fax (954) 971-0636

VIA FACSIMILE (202-772-9368) & U.S. MAIL

May 13, 2009

Melinda Hooker
Staff Accountant
U.S. Securities and Exchange Commission
Washington, D.C. 20549-7010

RE: **Form 8-K Item 4.01 filed May 1, 2009 – Your File No. 1-4436.**

Dear Ms. Hooker:

    Further to your letter to me dated May 6, 2009, pertaining to the referenced matter, kindly note that, earlier today, we filed an amended Form 8-K on EDGAR in conformity with your above letter and Item 304(a)(1)(iii) of Regulation S-K. Likewise, we hereby acknowledge:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

P. P. f. Bret Babb

Robert C. Spindler
CFO

cc: FFF; Brett Babb